FORM 6 - K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


                           For the month of July 1999
                         Commission File Number 0-29350


                                  VASOGEN INC.
                 (Translation of Registrant's name into English)


           2155 Dunwin Drive, Suite 10, Mississauga, Ontario, L5L 4M1
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20 - F or Form 40 - F.)

                   Form 20 - F   [ X ]              Form 40 - F   [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
                        Yes      [   ]                     No     [ X ]

This Form 6-K consists of:

A 1999 Second Quarter issued by Vasogen Inc. on July 29, 1999.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   VASOGEN INC.


                                         By       /s/ Christopher  Waddick
                                                  ------------------------
                                        (Name:    Christopher  Waddick)
                                        (Title:   Vice-President, Finance & CFO)

Date: August 6, 1999

Vasogen Inc.

1999 Second Quarter

Message To Shareholders


During the quarter, Vasogen advanced the development of its proprietary immune modulation therapies for the treatment of cardiovascular, autoimmune and related inflammatory diseases, announced exciting research results in the areas of atherosclerosis and autoimmune disease, received approval to list its common shares on the Toronto Stock Exchange, and cleared its final prospectus with regulatory authorities--resulting in a $7.5 million increase in cash resources.

On April 22, researchers from the University of Toronto announced results from pre-clinical studies showing that Vasogen's immune modulation therapy, VasoCare(TM), reduced the development of atherosclerosis by up to 75 percent. Atherosclerosis is the build-up of cholesterol-containing plaque within the blood vessel wall and is the major cause of cardiovascular disease, the leading cause of death and disability in developed countries. The studies were performed in a widely accepted mouse model of human atherosclerosis, at St. Michael's Hospital, University of Toronto, under the direction of Dr. Duncan Stewart, Head of the Division of Cardiology. Dr. Stewart's results were presented at the Experimental Biology Meeting of the Federation of American Societies of Experimental Biology in Washington, D.C.

In collaboration with the University of Montreal, the Company advanced the development of VAS971 for the protection of organs and tissues against ischemia/reperfusion (I/R) injury during major vascular surgery. I/R injury, which results from an interruption in blood flow, is the major cause of the severe tissue damage during vascular surgery and leads to increased mortality, higher complication rates, prolonged post-surgical recovery times and consequent higher costs to health care systems. The Company has now completed the final phase of pre-clinical studies necessary to support regulatory submission to the FDA to commence clinical trials in the United States.

On May 4, the Company announced results showing that VAS972, the Company's proprietary immune modulation therapy for autoimmune disease, significantly reduced the inflammatory response in a pre-clinical study of contact hypersensitivity. The therapeutic effect of VAS972 in this model of autoimmune disease mechanisms, is comparable to that of several powerful but toxic immunosuppressive agents, such as cyclosporine, which are currently used to treat a number of autoimmune diseases.

The studies were carried out at the Sunnybrook Health Sciences Centre, University of Toronto, under the direction of Dr. Daniel Sauder, Chief of Dermatology and a leading authority on the immunology of the skin and skin diseases. Contact hypersensitivity results from an immune response associated with a particular population of T cells, the Th1 cells. Over-activity of Th1 cells is common in many autoimmune diseases including rheumatoid arthritis, psoriasis, and multiple sclerosis. Based on Dr. Sauder's results, the Company is proceeding with a series of pre-clinical studies at the University of Toronto to further investigate the therapeutic potential of VAS972 in the area of autoimmune disease.

The development of VAS981 for the prevention of Graft-versus-Host Disease in patients receiving bone marrow transplants for the treatment of certain types of cancers is proceeding on schedule. In collaboration with Dr. David Spaner at the Division of Cancer Biology Research, Sunnybrook Health Sciences Centre, University of Toronto and Dr. Hans Messner, Professor of Medicine and Director of the Bone Marrow Transplant Program, Ontario Cancer Institute/Princess Margaret Hospital, the Company is completing the additional pre-clinical work that is expected to enable VAS981 to enter clinical development later this year.

Vasogen concluded the quarter with the announcement that its common shares have been approved for listing on The Toronto Stock Exchange (TSE). Trading on the TSE under the symbol "VAS" will commence during July.

We look forward to reporting on a number of significant milestones in the months ahead.

/s/William A. Cochrane                      /s/David G. Elsley
-----------------------                     ------------------------
William A. Cochrane                         David G. Elsley
Chairman of the Board                       President and CEO

                                                               Vasogen Inc.
                                                      Consolidated Balance Sheets
                                                               As at May 31


(in thousands of dollars)                                  1999          1998

Assets
Current assets:
  Cash and cash equivalents                            $  2,568        $    985
  Marketable securities                                   8,158           7,945
  Inventory                                                 212               -
  Prepaid expenses and advances                             148              76
                                                       --------        --------

                                                         11,086           9,006

Capital assets                                              198             187
Less  accumulated amortization                              (78)           (153)
                                                       --------        --------
                                                            120              34

Acquired technology (note 1)                              1,807           1,890
                                                       --------        --------
                                                          1,807           1,890


Total Assets                                           $ 13,013        $ 10,930
                                                       ========        ========

Liabilities and Shareholders' Equity

Current liabilities:
  Accounts payable & accrued liabilities               $    412        $    225

Shareholders' equity:
  Share capital                                          45,542          36,243
  Deficit                                               (32,941)        (25,538)
                                                   ------------    ------------
                                                         12,601          10,705

Total Liabilities and shareholders' equity             $ 13,013        $ 10,930
                                                   ============    ============

See accompanying notes.

                                                              Vasogen Inc.
                                                       Consolidated Statements of
                                                          Operations and Deficit
                                                       For the six months ended
                                                                 May 31
                                                       ----------------------------
(in thousands of dollars except per share amounts)      1999                  1998

Expenses:
  Research and development                               $  2,040      $  2,080
  Salaries                                                    601           580
  Professional fees                                           296           387
  General and administration                                  592           400
  Amortization of capital assets                               18             8
                                                         --------      --------

Loss for the period                                        (3,547)       (3,455)

Deficit, beginning of period, as restated (note 1)        (29,394)      (22,083)
                                                         --------      --------

Deficit, end of period                                    (32,941)      (25,538)
                                                         ========      ========

Loss per share                                           $  (0.12)     $  (0.14)
                                                         ========      ========

See accompanying notes.

                                                                 Vasogen Inc.
                                                         Consolidated Statements of
                                                                 Cash Flows
                                                          For the six months ended
                                                                   May 31

(in thousands of dollars)                                    1999         1998

Cash provided by (used for):
Operations:
  Loss for the period                                      $(3,547)     $(3,455)
  Items not involving cash:
    Amortization of capital assets and technology              119          110
    Services provided for common shares                        259           63
  Changes in non-cash working capital                         (342)        (146)
                                                           -------      -------

                                                            (3,511)      (3,428)

Financing:
  Shares issued for cash                                     9,825        5,043
  Warrants exercised for cash                                  163          253
  Options exercised for cash                                    55           58
  Share issue costs                                           (898)        (345)
                                                           -------      -------

                                                             9,145        5,009

Investing:
  Increase in acquired technology                              (70)        (129)
  Maturities (purchase) of marketable securities            (4,030)        (917)
  Increase in capital assets                                   (39)          (5)
                                                           -------      -------

                                                            (4,139)      (1,051)

Increase (decrease) in cash and cash
  equivalents                                                1,495          530

Cash and cash equivalents,
  beginning of period                                        1,073          455
                                                           -------      -------
Cash and cash equivalents,
  end of period                                            $ 2,568      $   985
                                                           =======      =======

See accompanying notes.

                                  Vasogen Inc.
                 Notes to the Consolidated Financial Statements

(1)  Prior to 1998,  the  Company  did not  amortize  its  acquired  technology.
     Commencing in 1998, the Company is amortizing this technology using the straight-line method over 20 years. This change in accounting policy has been applied retroactively such that the carrying value of the acquired technology previously reported has been reduced by, and the deficit increased by, $1,904,859 and $1,700,690 as at May 31, 1999 and 1998,
     respectively, these amounts representing the accumulated amortization as at each quarter end date; amortization expense, classified within research and development costs on the consolidated statements of operations and deficit, increased by $102,084 for each of the quarters ended May 31, 1999 and 1998.